Filed by Oncothyreon Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Biomira Inc.

Commission File No.: 333-145995

This 425 relates to a press release issued by Biomira Inc. on November 1, 2007, announcing its third quarter financial results for the period ending September 30, 2007.

BIOMIRA ANNOUNCES THIRD QUARTER 2007 FINANCIAL RESULTS

EDMONTON, ALBERTA, CANADA – November 1, 2007 - Biomira Inc. (“Biomira” or the “Company”) (NASDAQ:BIOM) (TSX:BRA) today reported a consolidated net loss of $6.8 million or $0.06 per basic and diluted share for the three months ended September 30, 2007, compared to $3.7 million or $0.04 per basic and diluted share for the same period in 2006. Revenue was $1.2 million for the 2007 third quarter, compared with $1.7 million for the year earlier quarter. Total operating expenses were $7.9 million for the quarter ended September 30, 2007, compared with $5.6 million for the same quarter in 2006. All results are in Canadian dollars.

The increase in net loss of $3.1 million primarily resulted from lower revenues of $0.5 million and increased operating expenses of $2.3 million. The lower revenues resulted from reduced contract research and development funding as a result of transitioning the responsibility for the clinical development and regulatory activities for Stimuvax® to Merck KGaA of Darmstadt, Germany (“Merck KGaA”) during 2006. The increase in operating expenses is primarily attributable to professional fees associated with the Company’s proposed reincorporation into the United States. Also contributing to the increase in operating expenses is higher amortization expense related to intangible assets acquired as part of the ProlX acquisition in October 2006. Partially offsetting these variances is lower research and development expenses, once again resulting from transitioning the responsibility for the clinical development and regulatory activities for Stimuvax to Merck KGaA during 2006.

Financial results for the nine months ended September 30, 2007 reflect a consolidated net loss of $18.4 million or $0.16 per basic and diluted share compared to $13.5 million or $0.15 per basic and diluted share for the same period in 2006.

As at September 30, 2007, cash and cash equivalents and short-term investments were $20.5 million compared to $33.0 million at the end of 2006, a decrease of $12.5 million. Major contributors to the net change included $10.6 million used in operations, $0.5 million used in payment of accrued business acquisition and share issuance costs, and $1.1 million used in the purchase of capital and intangible assets. Included in cash used in operations is an increase in inventory of $3.5 million related to Stimuvax manufacturing activities, which resumed in the first quarter of 2007 as a result of the commencement of the Merck KGaA-led phase 3 trial of Stimuvax in non-small cell lung cancer. Also included in cash used in operations are proceeds from collaborative agreements of $5.6 million related to milestone payments received under the provisions of the collaboration between Biomira and Merck KGaA.

About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward-Looking Statements

In order to provide our investors with an understanding of our current results and future prospects, this release may contain statements that are forward looking. These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs and are based on our experience and our assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

Forward-looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements, including those predicting adequacy of financing and reserves on hand; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that any forward-looking statements that may be contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described in our 2006 Annual Report and in the amended registration statement on Form S-4 filed by Oncothyreon Inc.

Additional Information

Additional information relating to Biomira, including a copy of our Annual Information Form, Form 40-F and Proxy Circular, can be found on SEDAR at www.sedar.com and U.S. EDGAR at www.sec.gov.

Investor and Media Relations Contact:

Julie Rathbun

Rathbun Communications

(206) 769-9219

ir@biomira.com

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1

Tel: (780) 450-3761 Fax: (780) 463-0871

http://www.biomira.com

Biomira Inc.

Consolidated Statements of Operations

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

REVENUE

Contract research and development	$16	$1,658	$665	$3,002
Contract manufacturing	1,016	—	1,016	—
Licensing revenue from collaborative agreements (Note 7)	158	51	349	157
Licensing, royalties, and other revenue	1	6	25	92
	1,191	1,715	2,055	3,251

EXPENSES
Research and development (Note 8)	1,273	3,623	7,961	10,551
Manufacturing	1,290	—	1,290	—
General and administrative	4,412	1,782	9,093	6,046
Marketing and business development	14	146	595	513
Amortization	870	92	2,589	295
	7,859	5,643	21,528	17,405

OPERATING LOSS	(6,668)	(3,928)	(19,473)	(14,154)
Investment and other (loss) income	(435)	191	(434)	615
Interest expense	(1)	(2)	(2)	(9)

LOSS BEFORE INCOME TAXES	(7,104)	(3,739)	(19,909)	(13,548)
INCOME TAX RECOVERY:
Future	325	—	1,518	—

NET LOSS	$(6,779)	$(3,739)	$(18,391)	$(13,548)

BASIC AND DILUTED LOSS PER SHARE	$(0.06)	$(0.04)	$(0.16)	$(0.15)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	116,915,338	89,388,932	116,915,338	88,227,133

Biomira Inc.

Consolidated Balance Sheets Data

(expressed in thousands)

(unaudited)

	September 30 2007	December 31 2006
Cash and cash equivalents and short-term investments	$20,455	$33,037
Inventory	$4,806	$1,287
Total assets	$73,763	$79,099
Current portion of deferred revenue	$5,471	$207
Total long-term liabilities	$18,360	$13,378
Shareholders equity	$44,395	$61,417
Common shares outstanding	116,915	116,915

(CAD $1.00 = USD $1.00)